Resin Systems Announces Third Quarter 2007 Results

Calgary, Alberta, November 14, 2007:  Resin Systems Inc. (RS - TSX / RSSYF - OTCBB), a developer of innovative advanced material products (“RS”), today announced its financial and operating results for the quarter ended September 30, 2007. RS reports in Canadian dollars and all financial references in this news release are in Canadian dollars unless otherwise noted.

Third Quarter 2007 Highlights

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Net loss of $3.1 million or $0.02 per share, down 74 percent from fourth quarter 2006 of $11.9 million or $0.13 per share and down 76 percent from third quarter 2006 of $12.8 million or $0.14 per share;

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year to date net loss of $17.5 million or $0.15 per share, down 44 percent from 2006 year to date net loss of $31.5 million or $0.36 per share;

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use of cash in operations of $3.3 million, down 67 percent compared to $9.9 million in the fourth quarter 2006 and down 66 percent compared to $9.7 million in the third quarter 2006;

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commercial production of RStandard™ utility poles from the Global Composite Manufacturing, Inc. facility started and commercial shipments resumed during this period;

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the first shipments and revenue from RStandard roller tube sales were recorded during this period; and

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RS received certification for use of RStandard roller tubes in underground applications from the U.S. Mining Safety and Health Administration (MSHA) opening a new market segment for the roller tube business line.

“Our third quarter accomplishments mark the start of our growth phase,” said Paul Giannelia, president and chief executive officer. “The start of pole production and shipments, and roller tube sales, along with our significantly lower use of cash are important milestones in our goal of reaching profitability in 2008.”

RStandard Utility Poles

Commercial production of RStandard utility poles by Global Composite Manufacturing, Inc. started during the third quarter 2007 with the first production cell currently operating with two shifts with a third shift operating by year end. Commercial shipments of RStandard poles also resumed during the third quarter. Although initial production from Global Composite Manufacturing, Inc. will be modest, increases in production are planned through the balance of the year, allowing RS to begin regular shipments to HD Supply Utilities, Ltd. and satisfy international demand.

The decision to outsource RStandard pole manufacturing and its successful start-up gives RS a solid production base for the RStandard pole business and has been the largest contributor to the company’s cost reduction efforts. To implement the outsourcing, it was necessary to shut down RStandard utility pole manufacturing for most of the year to date. As a result, RStandard pole revenues are modest, reflecting mostly sales from existing inventory.

Global Composite Manufacturing, Inc. is currently working towards installing and commissioning the second production cell.  Upgrades to the second cell are expected to be completed during the first part of the first quarter 2008 with commissioning and production anticipated in the first half 2008.

RStandard Roller Tubes

During the quarter, RS delivered its first shipment of roller tubes to FMC Technologies, Inc. and recorded the first revenue from this business line. In addition, to assist FMC Technologies, Inc. in their marketing efforts, RS completed the initial training for FMC Technologies, Inc.’s direct sales staff.

RS continued to work with FMC Technologies, Inc. on identifying customer-paid pilot sites and Link-Belt® composite conveyor idler rolls made with RStandard roller tubes are expected to be delivered on schedule.  Completing the identified pilot installations of Link-Belt idler rolls using RStandard roller tube will position RS and FMC Technologies, Inc. to meet their goal of achieving rapid market penetration in 2008.

“We have remained determined to get our pole production and shipments started and to introduce our roller tube to the market in aggressive time frames,” said Mr. Giannelia. “Though significant revenue from these business lines is not expected until 2008, the planned increases in production and shipments for both products will allow us to accelerate our growth in 2008 and deliver value to shareholders.”

RS has filed its unaudited consolidated financial statements for the quarter ended September 30, 2007 and related management's discussion and analysis with Canadian securities regulatory authorities. The financial statements and management's discussion and analysis have also been filed with the United States Securities and Exchange Commission. Copies of the respective documents are available at www.sedar.com, www.sec.gov and RS's website at www.grouprsi.com.

Conference Call

RS will host a conference call on Thursday, November 15, 2007 starting at 11 a.m. EST (9 a.m. MST) to discuss RS’s 2007 third quarter results.

To participate please dial 1-866-334-3876 (toll-free in North America) or (416) 849-4292 approximately 10 minutes prior to the call. A live audio webcast of the conference call will also be available via RS’s website, www.grouprsi.com, on the home page and the investor relations page. The webcast will be archived for approximately 90 days. In addition, to access a replay of the teleconference, please dial 1-866-245-6755 (toll-free in North America) or (416) 915-1035 and enter passcode 660406#.

Reader Advisory

Certain information set forth in this news release, including management's assessment of RS’s future plans and operations, contains forward-looking statements which are based on RS's current internal expectations, estimates, projections, assumptions and beliefs, which may prove to be incorrect. Some of the forward-looking statements may be identified by words such as anticipate", "believe", "plan", "estimate", "expect", "predict", "intend", "will", "may", "could", "would", "should" and similar expressions intended to identify forward-looking statements. These statements are not guarantees of future performance and reliance should not be placed on them. Such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause RS's actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, RS's lack of revenues and unpredictability of future revenues; the uncertainty of the profitability of existing and contemplated products of RS; RS’s future capital requirements; RS’s future labour requirements; competition from established competitors with greater resources; the uncertainty of developing a market for RS’s products or for third party products incorporating its products; RS’s reliance on third parties to manufacture and sell its RStandard products and to manufacture and sell a line of rollers based on its RStandard composite tubes; RS’s reliance on third party licensees in international markets; the risks associated with rapidly changing technology; RS's reliance on third parties to supply raw materials to it so it may make its Version resin and RStandard composite tubes; intellectual property risks, risks associated with international operations, foreign exchange rate fluctuations and changes in general economic, market and business conditions.  Many of these risks and uncertainties are described in RS's 2006 Annual Information Form and other documents RS files with the Canadian securities authorities and the United States Securities and Exchange Commission. The forward-looking statements are made as of the date hereof and RS assumes no obligation to update or revise such statements to reflect new events or circumstances unless otherwise required to by applicable securities laws. Any forward-looking information contained herein is expressly qualified by this cautionary statement.

The term "use of cash in operations" is not a recognized measure under Canadian generally accepted accounting principles. Management believes that in addition to net loss, "use of cash in operations" is a useful supplemental measure, providing an indication of RS's ability to fund future operations. Investors are cautioned that "use of cash in operations" should not be construed as an alternative to net loss determined in accordance with generally accepted accounting principles as an indicator of the financial performance of the Company. The Company’s method of calculating "use of cash in operations" may differ from other issuers and may not be comparable to similar measures presented by other issuers.

About RS

RS is a developer of innovative advanced material products for large-scale industrial markets. These products replace products which traditionally have been made using conventional building blocks of wood, concrete and steel.  The foundation of RS is continuous innovation and product development utilizing its proprietary Version™ polyurethane resin system.

RS has successfully developed the RStandard™ composite roller tube and the award winning RStandard™ modular composite utility pole. For the latest on RS's developments, click on "Latest News" on www.grouprsi.com.

"Version", "RStandard" and "VRoll" are trademarks of RS.

"Link-Belt® Composite Conveyor Idler Rollers" is a registered trademark of FMC Technologies, Inc.

For further information please contact:

Resin Systems Inc.

Rob Schaefer, Chief Financial Officer and Corporate Secretary

Tel: (403) 219-8000

Fax: (403) 219-8001

Email: info@grouprsi.com